Fact Sheet – Consolidated Financial data, First Quarter, 2008-09

Infosys®

Profit and Loss Account summary for the Quarter ended

(As per Indian GAAP)

In Rs. crore, except per share data

Particulars	Jun 30		Growth (%)	March 31, 2008	Growth % in Q1 FY 2009over Q4 FY 2008
	2008	2007			
Income from software services, products and business process management	**4,854**	**3,773**	28.7	**4,542**	6.9
Software development and business process management expenses	2,754	2,169	27.0	2,482	11.0
GROSS PROFIT	**2,100**	**1,604**	**30.9**	**2,060**	**1.9**
Selling and marketing expenses	257	205	25.4	223	15.2
General and administration expenses	364	315	15.6	359	1.4
	621	**520**	**19.4**	**582**	**6.7**
OPERATING PROFIT BEFORE INTEREST AND DEPRECIATION	**1,479**	**1,084**	**36.4**	**1,478**	**0.1**
Interest	-	-	-	-	-
Depreciation	169	**144**	17.4	157	7.6
OPERATING PROFIT BEFORE TAX AND INTEREST	**1,310**	**940**	**39.4**	**1,321**	**(0.8)**
Other income, net	117	253	(53.8)	139	(15.8)
NET PROFIT BEFORE TAX	**1,427**	**1,193**	**19.6**	**1,460**	**(2.3)**
Provision for taxation*	125	114	9.6	211	(40.8)
NET PROFIT AFTER TAX	**1,302**	**1,079**	**20.7**	**1,249**	**4.2**
EARNINGS PER SHARE (Equity shares of par value Rs. 5/- each)					
Basic	22.75	18.89	20.4	21.83	4.2
Diluted	22.70	18.82	20.6	21.78	4.2

** The net profit for the quarters ended June 30, 2008, June 30, 2007 and March 31, 2008 includes a reversal of tax provisions amounting to Rs. 31crore, Rs. 51crore and Rs. 20 crore respectively.*

REVENUE BY GEOGRAPHICAL SEGMENT					
	Quarter ended			LTM	
	Jun 30, 2008	Mar 31, 2008	June 30, 2007	Jun 30, 2008	Jun 30,2007
	%	%	%	%	%
North America	62.6	60.7	62.6	62.0	63.0
Europe	27.3	29.3	26.8	28.1	26.5
India	1.3	1.3	1.8	1.2	1.7
Rest of the world	8.8	8.7	8.8	8.6	8.8
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

REVENUE BY SERVICE OFFERING					
	Quarter ended			LTM	
	June 30, 2008	Mar 31, 2008	Jun 30, 2007	Jun 30, 2008	Jun 30,2007
	%	%	%	%	%
Services					
Application Development and Maintenance	43.4	45.2	46.0	44.8	47.1
Application Development	21.4	21.8	21.6	21.6	22.5
Application Maintenance	22.0	23.4	24.4	23.1	24.6
Business Process Management	6.3	6.0	5.4	5.9	5.0
Consulting Services and Package Implementation	23.7	24.1	23.3	23.9	22.0
Infrastructure Management	5.7	4.6	5.1	5.1	4.7
Product Engineering Services	2.2	1.8	1.4	1.8	1.5
System Integration	3.1	3.0	2.9	2.9	2.5
Testing Services	7.4	7.2	7.5	7.4	7.2
Others	4.3	4.4	5.1	4.5	6.2
Total services	**96.1**	**96.3**	**96.7**	**96.2**	**96.2**
Products	3.9	3.7	3.3	3.8	3.8
Total revenues	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

REVENUE BY PROJECT TYPE *					
	Quarter ended			LTM	
	Jun 30, 2008	Mar 31, 2008	Jun 30, 2007	Jun 30, 2008	Jun 30,2007
	%	%	%	%	%
Fixed Price	32.8	33.2	27.5	32.2	26.9
Time & Materials	67.2	66.8	72.5	67.8	73.1
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

* Excluding products

REVENUE BY INDUSTRY					
	Quarter ended			LTM	
	Jun 30, 2008	Mar 31, 2008	Jun 30, 2007	Jun 30, 2008	Jun 30,2007
	%	%	%	%	%
Insurance, banking & financial	34.5	33.9	36.1	35.4	37.2
Insurance	*6.8*	*7.0*	7.0	*7.2*	*7.2*
Banking & financial services	*27.7*	*26.9*	29.1	*28.2*	*30.0*
Manufacturing	18.4	16.4	13.6	15.9	13.3
Retail	12.2	11.9	10.8	12.1	10.3
Telecom	19.7	22.5	22.0	21.0	20.4
Energy & Utilities	5.4	5.2	4.9	5.3	5.2
Transportation & logistics	2.4	2.8	2.3	2.5	2.2
Services	5.5	5.5	7.6	6.1	7.8
Others	1.9	1.8	2.7	1.7	3.6
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

CLIENT DATA					
	Quarter ended			Year ended	
	Jun 30, 2008	Mar 31, 2008	Jun 30, 2007	Mar 31, 2008	Mar 31, 2007
Number of Clients					
Active	567	538	509	538	500
Added during the period	49	40	35	170	160
Accounting for > 5% of revenue	1	1	1	1	1
Number of million* dollar clients					
1 Million dollar +	325	310	285	310	275
5 Million dollar +	146	141	113	141	107
10 Million dollar +	91	89	75	89	71
20 Million dollar +	53	47	40	47	36
30 Million dollar +	33	32	26	32	25
40 Million dollar +	25	22	18	22	16
50 Million dollar +	18	18	13	18	12
60 Million dollar +	16	13	11	13	11
70 Million dollar +	12	12	9	12	9
80 Million dollar +	12	10	8	10	4
90 Million dollar +	8	6	4	6	4
100 Million dollar +	6	6	3	6	3
200 Million dollar +	1	1	1	1	1
300 Million dollar +	1	1	-	1	-
Client contribution to revenue					
Top client	7.9%	10.3%	8.6%	9.1%	7.0%
Top 5 clients	19.9%	22.0%	21.4%	20.9%	19.4%
Top 10 clients	30.1%	32.0%	32.3%	31.4%	31.4%
Repeat business	99.6%	95.0%	99.5%	97.0%	95.3%
Account receivables – LTM (in days)	69	72	62	72	64

"LTM" - Last Twelve Months
* LTM Revenues

EFFORT AND UTILIZATION					
	Quarter ended			LTM	
	Jun 30, 2008	Mar 31, 2008	Jun 30, 2007	Jun 30, 2008	Jun 30, 2007
Effort					
Onsite	24.3	24.5	26.3	24.9	26.6
Offshore	75.7	75.5	73.7	75.1	73.4
Revenue					
Onsite	47.5	47.5	49.7	47.9	49.7
Offshore	52.5	52.5	50.3	52.1	50.3
Utilization					
Including trainees	68.9	69.8	70.5	69.6	68.4
Excluding trainees	72.2	75.4	73.9	75.3	74.9

PERSON MONTHS DATA					
	Quarter ended			LTM	
	Jun 30, 2008	Mar 31, 2008	Jun 30, 2007	Jun 30, 2008	Jun 30,2007
Billed – Onsite	44,680	44,220	39,043	1,72,026	1,44,510
– Offshore	1,38,924	1,36,258	1,09,316	5,18,640	3,98,257
TOTAL	**1,83,604**	**1,80,478**	**1,48,359**	**6,90,666**	**5,42,767**
Non Billable	70,614	58,844	52,273	2,26,850	1,81,633
Trainee	12,395	19,248	9,793	75,170	69,047
Sales & Support	13,269	12,443	11,108	48,485	41,827
TOTAL	**2,79,882**	**2,71,013**	**2,21,533**	**10,41,172**	**8,35,274**

EMPLOYEE METRICS					
	Quarter ended			Year ended	
	Jun 30, 2008	Mar 31, 2008	Jun 30, 2007	Mar 31, 2008	Mar 31, 2007
Total Employees	94,379	91,187	75,971	91,187	72,241
S/W professionals	87,816	85,013	71,018	85,013	68,156
Billable	*82,368*	*79,494*	*63,895*	*79,494*	*61,917*
Banking Product Group	*2,076*	*2,053*	*2,053*	*2,053*	*2,053*
Trainees	*3,372*	*3,466*	*5,070*	*3,466*	*4,186*
Sales & Support	6,563	6,174	4,953	6,174	4,085
Gross Addition	7,182	5,947	7,004	33,177	30,946
Net Addition	3,192	2,586	3,730	18,946	19,526
`Lateral Employees	2,013	2,340	1,859	8,523	8,023
Attrition % (LTM)*	13.6%	13.4%	13.7%	13.4%	13.7%

"LTM" – Last Twelve Months

* Excluding subsidiaries

INFRASTRUCTURE (as on June 30, 2008)					
	Completed		Work in Progress		Land acquired during the Qtr (acres)
	Built-Up Area (Sq. Ft.)	No. of Seats	Built-Up Area (Sq. Ft.)	No. of Seats	
Bangalore	36,83,570	23,793	3,10,000	1,200	-
Bhubaneshwar	8,79,721	3,957			-
Chandigarh	10,16,158	6,116	1,62,344		-
Chennai	15,96,477	11,713	9,43,500	2,500	-
Gurgaon	21,000	195	75,000	1,000	-
Hyderabad	18,22,523	9,430			-
Jaipur	78,000	890	3,40,016	3,200	-
Mangalore	4,81,923	3,275	2,05,000	1,600	-
Mauritius	28,000	400	-	-	-
Mysore (including ILI)*	54,96,042	5,434	31,67,622	3,350	-
Pune	26,28,232	14,128	16,56,504	9,555	-
Thiruvananthapuram	1,24,442	1,549	1,60,000	1,540	-
Total	**1,78,56,088**	**80,880**	**70,19,986**	**23,945**	**-**

*Infosys Leadership Institute

Fact Sheet – Consolidated Financial data, First Quarter, 2008-09

Infosys

CONSOLIDATED IT SERVICES										
	Quarter ended						LTM			
	Jun 30, 2008	Sequential growth%	Mar 31, 2008	Sequential growth %	Jun 30, 2007	Sequential growth %	Jun 30, 2008	Sequential growth%	Jun 30,2007	Sequential growth %
Effort – Services (Person Months)										
Onsite	44,477	1.1	43,999	4.8	38,882	6.3	1,71,190	19.1	1,43,788	37.5
Offshore	96,969	0.2	96,805	5.0	80,440	7.2	3,73,725	26.6	2,95,092	33.5
Total	**141,446**	**0.5**	**140,804**	**4.9**	**119,322**	**6.9**	**5,44,914**	**24.2**	**4,38,880**	**34.8**
Revenue – Services ($ million)										
Onsite	546.70	1.1	540.70	4.8	459.47	7.8	2,099.07	26.4	1,660.91	45.0
Offshore	490.70	0.1	490.08	5.5	389.51	8.4	1,881.13	34.0	1,403.83	39.6
Total	**1,037.40**	**0.6**	**1,030.78**	**5.1**	**848.98**	**8.1**	**3,980.20**	**29.9**	**3,064.74**	**42.3**

RUPEE DOLLAR RATE (Rs)					
	Quarter ended			Year ended	
	Jun 30, 2008	Mar 31, 2008	Jun 30, 2007	Mar 31, 2008	Mar 31, 2007
Period closing rate	43.04	40.02	40.58	40.02	43.10
Period average rate	42.00	39.76	40.66	40.00	45.06

PERFORMANCE AS AGAINST GUIDANCE			
For Quarter ending Jun 30, 2008		Guidance	Actuals
Indian GAAP	Revenue (Rs. Crore)	4,570-4,582	4,854
	EPS (Rs.)*	20.73	22.20
US GAAP	Revenue (US $ Million)	1,142-1,145	1,155
	Basic EPADS (US $)*	0.52	0.53

* Excluding Tax reversal of Rs.31 Crore (US $ 7 million)

SUBSIDIARIES PERFORMANCE (US $ Mn)				
	Quarter ended, Jun 30 2008		Year ended, Mar 31 2008	
	Revenue	Net Income	Revenue	Net Income
Infosys BPO Limited – consolidated	73	7	235	35
Infosys Technologies (Australia) Pty. Limited – Consolidated	34	3	139	25
Infosys Consulting, Inc.	18	(2)	62	(13)
Infosys Technologies (China) Company Limited	6	-	19	(2)
Infosys Technologies, S.De R.L. De C V., Mexico	1	-	1	(2)

Fact Sheet – Consolidated Financial data, First Quarter, 2008-09

Infosys®

Unaudited Consolidated Statements of Income

(Dollars in millions except per share data)

	Three months ended Jun 30,		Year ended March 31,	
	2007	2008	2007(Audited)	2008 (Audited)
Revenues	**$928**	**$1,155**	**$3,090**	**$4,176**
Gross profit	359	458	$1,313	$1,723
Operating income	**229**	**308**	**852**	**1,151**
Income before income taxes and minority interest	291	336	936	1,326
Income before minority interest	263	306	852	1,155
Net income	**$263**	**$306**	**$850**	**$1,155**
Earnings per equity share				
Basic	$0.46	$0.54	$1.53	$2.03
Diluted	$0.46	$0.54	$1.50	$2.02

Reconciliation of accounts as per Indian GAAP and US GAAP

in Rs. Crore

	Quarter ended		Year ended	
	June 30, 2007	June 30, 2008	March 31, 2008	March 31, 2007
Consolidated Net Profit as per Indian GAAP	**1,079**	**1,302**	**4,659**	**3,856**
Stock compensation expenses (SFAS 123R)	(3)	(2)	(13)	(24)
Amortization of Intangibles	(6)	(8)	(29)	(17)
Fringe Benefit Tax	-	(1)	(2)	-
Consolidated Net income as per US GAAP	**1,070**	**1,291**	**4,615**	**3,815**

Reasons for differences in net income as per Indian GAAP and US GAAP

Stock compensation expenses (SFAS 123R)

Under US GAAP, the company recorded stock compensation expense using the fair value recognition provisions of SFAS 123R.

Amortization of Intangibles

US GAAP requires the purchase price in business combination transactions to be allocated to identifiable assets and liabilities, including intangibles assets. Intangible assets are amortized over the estimated useful life.